Aflac Incorporated 2nd Quarter 2009 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2009	2008	2009	2008

Fixed charges:
Interest expense*	$13,521	$7,000	$21,322	$14,386
Interest on investment-type contracts	8,266	5,405	16,727	10,528
Rental expense deemed interest	363	328	765	648

Total fixed charges	$22,150	$12,733	$38,814	$25,562

Earnings before income tax*	$472,712	$739,792	$1,343,875	$1,465,551
Add back:
Total fixed charges	22,150	12,733	38,814	25,562

Total earnings before income tax and fixed charges	$494,862	$752,525	$1,382,689	$1,491,113

Ratio of earnings to fixed charges	22.3x	59.1x	35.6x	58.3x

*      Excludes interest expense on income tax liabilities
EXH 12-1